

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Brian P. McKeon
Executive Vice President, Chief Financial Officer and Treasurer
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook Maine 04092

Re: IDEXX Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 15, 2019
File No. 000-19271

Dear Mr. McKeon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance